UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42209

YXT.COM GROUP HOLDING LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Room 501-502, No. 78 East Jinshan Road
Huqiu District, Suzhou
Jiangsu, 215011, People’s Republic of China
+86 (512) 6689 9881

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YXT.COM GROUP HOLDING LIMITED

Date: November 26, 2024	By:	/s/ Pun Leung Liu
Name: Pun Leung Liu
Title: Chief Financial Officer